Mail Stop 3561

April 13, 2007

Via U.S. Mail

Mary E. Flad
Jomar Specialties, Inc.
4820 71st Way North
St. Petersburg, FL 33709

Re: Jomar Specialties, Inc.
**   Amendment no. 2 to Registration Statement on Form SB-2**
**   Filed April 2, 2007**
**   File No. 333-139008**

Dear Ms. Flad,

    We have reviewed your responses to the comments in our letter dated March 14, 2007 and have the following additional comments.

Registration Statement

Management's Discussion and Analysis
Results of Operations – Year ended December 31, 2006, page 21

1. We note from your response to our prior comment 5, and revised MD&A disclosure, that the increase in purchase of materials is due primarily to the purchase of new computers and software. Please explain to us why these computers and software were expensed rather than capitalized as a fixed asset.

Results of Operations – December 31, 2005, page 23

2. We note from your response to our prior comment 7 that you revised your disclosure in MD&A to state that the decrease in payroll occurred because the two principals of the company worked full-time in the business, while not taking salaries, thereby reducing the need for some employee wages.   Please note that the 2006, 2005 and 2004 income statements should have an expense recorded for the work performed by the two principals, regardless of whether they received a salary for that work. If the amount of payroll expense in 2004 was higher than in 2005

due to a lower amount of salary expense attributed to the two principal shareholders in 2005, then you should consider increasing the amount of expense in 2005 to ensure it reflects a reasonable level of compensation. If you have recorded a reasonable compensation level for the two principal shareholders in all periods, any change in payroll expense between periods should not be due to the fact that these principals may have worked without being paid. Please revise your disclosure to provide a more appropriate reason for the decrease in payroll expense.

Audited Financial Statements for the Year Ended December 31, 2006
Note B – Summary of Significant Accounting Policies
Income Taxes, page F-7

3. We note from your response to our prior comment 10 that you revised the financial statements for the year ended December 31, 2006 to reclassify any undistributed earnings or losses to paid-in-capital as of the date of the termination. Please revise your notes to the financial statements to include a disclosure which discusses this transaction.

Signature page, page II-4

4. We note your response to prior comment 12. Please note that the Instructions for signatures on Form SB-2 require the "principal financial officer" and the "controller or principal accounting officer" to sign the registration statement. Please revise.

* * * * *

As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Claire Erlanger at (202) 551-3301 or Joseph Foti at (202) 551-3816 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3750 with any other questions.

Regards,

Max A. Webb
Assistant Director

cc: Diane J. Harrison, Esq.
        Harrison Law, P.A.
        via facsimile: (941) 531-4935